Mail Stop 3561

April 30, 2007

Via U.S. Mail

Douglas De Luca
Chief Executive Officer
Pro Elite Inc.
12100 Wilshire Boulevard, suite 800
Los Angeles, California 90025

Re: Pro Elite Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed April 24, 2007
File No. 333-139982

Dear Mr. De Luca,

    We have reviewed your responses to the comments in our letter dated April 18, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Certain Relationships, page 34

1. Please revise the second paragraph to disclose the exercise price of the warrants and the deemed annual interest rate based upon the value of the securities issued in consideration of the loan. Add corresponding disclosure for the third paragraph. See Item 404(a)(5) of Regulation S-B.

Note 14 – Subsequent events, page F-16

2. We note your response to our prior comment 5 and your revised disclosure on page F-16, but do not believe that your revised disclosures or your response were fully responsive to our prior comment. As previously requested, please explain and disclose in your filing the methods and assumptions used in estimating the fair value of the options to purchase 1,700,000 shares of common stock valued at $2,110,000 or at approximately $1.24 per share, and the options to purchase 100,000 shares of common stock valued at $111,000 or at approximately $1.11 per share, that were issued to your officer and new director, respectively in January

2007. In this regard, we also note that on January 5, 2007 you issued warrants to Showtime to purchase 1,666,667 shares and 2,500,000 shares of common stock valued at $345,000 or approximately $0.20 per share, and $608,000 or approximately $0.24 per share, respectively. Additionally, we note from page F-15 that from August 10, 2006 (date of inception) through December 31, 2006 the weighted-average grant date fair value of options and warrants granted during 2006 was $0.40 and $.28 per share, respectively. Please explain in detail the factors, method and assumptions that caused the fair values of the options issued in January 2007 to both an officer and a director to be significantly higher than the fair values of the warrants issued to Showtime in 2007 and the other warrants and options issued by the company during 2006. We may have further comment upon receipt of your response.

Legality Opinion

3. Please revise the third paragraph to clarify that all assumptions are explicitly stated in the text of the opinion.

4. We note that your counsel disclaims any undertaking to advise you of subsequent changes in the law. Please ensure that the opinion is dated as of the date of effectiveness of the registration statement.

Other

5. In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

6. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David Ficksman, Esq.
        Fax: (310)201-4746